UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

COMMISSION FILE NO. 1-34242

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue

Downingtown, Pennsylvania 19335

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION

4 Brandywine Avenue

Downingtown, Pennsylvania 19335

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Table of Contents

Item 1 and 2. Financial Statements
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibit
Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators

 of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of DNB First 401(k) Retirement Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

Certified Public Accountants

June 27, 2017

West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	December 31,
	2016	2015
Assets:

Investments, at fair value:
Mutual funds	$6,472,350	$5,510,471
Money market funds	2,572	765
Collective investment fund	480,925	320,630
Company Stock	3,981,010	4,080,824
	10,936,857	9,912,690

Cash	33,672	0

Receivables:
Employer's contribution	84,717	65,068

Total Assets	11,055,246	9,977,758

Liabilities:

Accrued expenses	5,815	5,377

Total Liabilities	5,815	5,377

Net Assets Available for Benefits	$11,049,431	$9,972,381

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Statements of Changes in Net Assets Available for Benefits
December 31, 2016 and 2015

	Year Ended December 31,
	2016	2015
Additions:
Investment Income:
Net appreciation in fair value of instruments	$118,921	$772,590
Dividends, interest and other	221,755	271,313
	340,676	1,043,903
Contributions:
Participants'	668,395	659,612
Employer's	284,917	262,270
Rollovers	461,647	83,750
	1,414,959	1,005,632
Total Additions	1,755,635	2,049,535

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	637,739	548,893
Investment expenses	40,846	41,562
Total Deductions	678,585	590,455

Net Increase	1,077,050	1,459,080

Net Assets Available for Benefits
Beginning of Year	9,972,381	8,513,301
End of Year	$11,049,431	$9,972,381

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements

NOTE 1 − DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First, a wholly owned subsidiary of DNB Financial Corporation (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.    Each year, participants may contribute an amount up to 100% of eligible pre-tax annual compensation.  For 2016 and 2015 this was limited to $18,000, excluding rollover contributions and catch-up contributions, as defined by the IRS.  Plan provisions provide for an automatic elective deferral contribution feature and an automatic deferral escalation of 1% of eligible compensation per plan year for those participants who have elected to defer between 0% and 9% of eligible compensation.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year.  In 2016 and 2015, the Company did not make any matching contributions. The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. No additional discretionary contributions were made for 2016 and 2015.  Qualified non-elective contributions (“QNEC”) for 2016 and 2015 were $284,917 and $262,270, respectively.  Participants are not required to be an active participant at the end of the Plan year to be included in the qualified non-elective contributions. All qualified non-elective contributions were invested in Company stock.

Vesting.    Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon. Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts.    Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans.    The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination.    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits.    In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2016 and 2015, $2,028,044 and $1,152,537, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the Company, but have not been paid. As of December 31, 2016 and 2015, respectively, terminated employees who have requested distributions and have not been paid were $32,788 and $0.

Forfeited Accounts.  Forfeited accounts are used to reduce employer contributions, used to pay plan expenses or allocated among participant accounts at the discretion of the Company.  During 2016 and 2015, forfeited accounts of $0 and $154, were used to pay plan expenses.  There was $2,102 and $2,104 of forfeited accounts available for use at December 31, 2016 and 2015, respectively.

Administrative Expenses.    Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 2 − SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.  The financial statements of the DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates.   The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition.  The Plan’s investments are stated at fair value (see Note 7), with the exception of the Morley Stable Value Fund, which is discussed separately below.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Collective Investment Fund.  On August 2, 2012, Plan management signed a participation agreement with Union Bond and Trust Company (“UBTC”) and began investing in the Morley Stable Value Fund, a collective investment fund.  The Morley Stable Value Fund invests in investment contracts issued by insurance companies and other institutions.

The Plan’s investment in the Morley Stable Value Fund is included in the statement of net assets available for benefits at net asset value (“NAV”).  NAV represents contributions made to the Morley Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses.  NAV is reported to the Plan by UBTC, through an independent pricing service approved by the Trustee.   The statement of changes in net assets available for plan benefits is prepared on a NAV basis.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at NAV.

The crediting interest rate for the Morley Stable Value fund was 2.010% and 2.000% for the years ended December 31, 2016 and 2015, respectively.

Payments of Benefits.  Benefits are recorded when paid.

Recent Accounting Pronouncement.  In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”).  ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment in order to address the diversity in practice related to how certain investments measured at NAV with redemptions dates in the future are categorized within the fair value hierarchy.  This ASU eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy.  Reporting entities should continue to disclose information on investments for which fair value is measured at NAV as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from the NAV.  ASU 2015-07 is to be applied retrospectively and is effective for interim and fiscal years beginning after December 15, 2015.  Plan management adopted ASU 2015-07 for the year ended December 31, 2015, the amendments were applied in the presentation of the 2015 and 2014 Plan Assets and disclosures. There was no material effect on the total net assets available for benefit.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Management adopted Parts I and II for the year ended December 31, 2015. Accordingly, the amendments were applied in the presentation of the 2015 and 2014 Plan Assets and disclosures. There was no material effect on the total net assets available for benefit.

NOTE 3 – EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Newport Trust Company is the Trustee for all Plan investments for the year ended December 31, 2016; Schwab Trust was the Trustee for all plan investments for the year ended December 31, 2015. Newport Group Retirement Plan Services (“Newport”) is the Plan’s administrator and record-keeper. The Plan’s investments include mutual and money market funds, collective investment funds, and DNB Financial Corporation’s common stock. Newport, Newport Trust and Schwab Trust and its affiliates are parties-in-interest to the Plan. DNB Financial Corporation is also a party-in-interest to the Plan.

NOTE 4 − TAX STATUS

The Plan is currently evidenced by a prototype document sponsored by Newport Group Retirement Plan Services. Newport Group Retirement Plan Services has received a determination letter dated March 31, 2014 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport Group Retirement Plan Services.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 5 − INVESTMENTS

During 2016 and 2015, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $340,676 and $1,043,903, respectively.  The net appreciation in fair value excluding dividends, interest and other for the years ending December 31, 2016 and 2015 is $118,921 and $772,590, respectively.

Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 6 – ADMINISTRATIVE EXPENSES

The Company may pay certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Administrative and consulting expenses of $40,846 and $41,562 were incurred to parties-in-interest during 2016 and 2015, respectively. Certain expenses are paid through revenue sharing, rather than a direct payment. Such amounts are not material to the Plan’s financial statements.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan follows Accounting Standards Codification (“ASC”) 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•

Common stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Collective investment funds: The Morley Stable Value Fund is valued based on the reported NAV. The NAV is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The Plan follows Accounting Standards Codification (Topic 962): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Management adopted Parts I and II early for the year ended December 31, 2015.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2016
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$6,472,350	$6,472,350	-	-
Money market funds	2,572	2,572	-	-
Company Stock	3,981,010	3,981,010	-	-

Total investments in the fair value hierarchy		$10,455,932	$ -	$ -

Investments measured at net asset value (1)	480,925
Total investments measured at fair value	$ 10,936,857

	Assets at Fair Value as of December 31, 2015
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$5,510,471	$5,510,471	-	-
Money market funds	765	765
Company Stock	4,080,824	4,080,824	-	-

Total investments in the fair value hierarchy		$9,592,060	$ -	$ -

Investments measured at net asset value (1)	320,630
Total investments measured at fair value	$9,912,690

(1) In accordance with ASC 820-10, certain investments that are measured at fair value using the net asset value per share practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The following table summarizes investments measured at fair value based on net asset value per share at December 31, 2016 and 2015, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period (Plan Level)
December 31, 2016 Morley Stable Value Collective Investment Fund	$480,925	N/A	30 days for non-competing options	12 months
December 31, 2015 Morley Stable Value Collective Investment Fund	$320,630	N/A	30 days for non-competing options	12 months

NOTE 8 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the years ended December 31:

	2016	2015
Net Assets Available for Benefits - per the Financial Statements	$11,049,431	$9,972,381
Less: Employer's Contribution Receivable	(84,717)	(65,068)
Plus: Accrued Expenses	5,815	5,377
Plus: Adjustment from NAV to fair value for collective investment funds	0	0
Net Assets Available for Benefits - per the Form 5500	$10,970,529	$9,912,690

Total Additions to Net Assets - per the Financial Statements	$1,755,635	$2,049,535
Less: Change in Employer Contribution Receivable	(19,649)	(2,019)
Adjustment: Change in NAV to fair value for collective investment funds	0	(3,978)
Total Income - per Form 5500	$1,735,986	$2,043,538

Total Deductions to Net Assets - per the Financial Statements	$678,585	$590,455
Adjustment: Change in Accrued Expenses	(438)	5,368
Total Expenses - per Form 5500	$678,147	$595,823

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 9 – SUBSEQUENT EVENTS

Effective January 1, 2017 the Plan was amended as follows.  Certain participants will now be 100% vested in their accounts in the Plan attributable to profit sharing contributions. The vesting schedule for Employer profit sharing will be 100% immediate for participants who complete an hour of service on or after January 1, 2017.  All other participants will remain on the prior 3 year cliff vesting schedule for Employer profit sharing. Each year, DNB may make discretionary profit sharing contributions to employee accounts. All DNB employees will share in the profit sharing contribution for the year regardless of the amount of service completed during the Plan Year.  Employees of East River Bank who became employees of the Company as a result of the Company’s acquisition of East River Bank, will become eligible for the DNB First 401(k) Retirement Plan.

The Plan’s management has evaluated subsequent events through June 27, 2017, the date on which the financial statements were issued.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)
EIN: 23-0534545 Plan number: 002
Party-in-interest (a)	Identity of Issuer (b)	Description of Investment (c)	Cost (d)	Current Value (e)
	American Funds	Registered Investment Company - American Europacific Fund R6	**	187,908
	American Funds	Registered Investment Company - Capital World Bond	**	37,402
	Cash	Cash	**	33,672
	Columbia	Registered Investment Company - Columbia Small Cap Value II Z	**	76,281
	Delaware Investments	Registered Investment Company - Delaware Emerging Markets	**	133,719
*	DNB Financial Corporation	Employer Security - DNB Financial Corporation Common Stock	**	3,981,010
	Fidelity Investments	Registered Investment Company - Fidelity Spartan Intl Index	**	20,062
	Hartford	Registered Investment Company - Hartford Small Cap Growth R5	**	115,879
	JP Morgan	Registered Investment Company - JP Morgan Mid Cap Value	**	465,372
	Metropolitan	Registered Investment Company - Metropolitan West Total Return I	**	242,329
	MFS	Registered Investment Company - MFS Growth R4	**	360,873
	Morley Capital	Collective Investment Fund - Morley Capital Stable Value Fund CL 3	**	480,925
	Nicholas	Registered Investment Company - Nicholas Fund, Class I	**	126,653
	Oppenheimer Funds	Registered Investment Company - Oppenheimer Global Opp Fd Y	**	56,461
	Principal Funds, Inc	Registered Investment Company - Principal High Yield I Bonds	**	35,378
	Russell Investment Co.	Registered Investment Company - Russell GBL Real Estate Securities Fund	**	149,875
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2005	**	150,164
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2010	**	72
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2015	**	1,301
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2020	**	10,905
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2025	**	5,788
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2030	**	2,427
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2035	**	5,051
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2040	**	71,757
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2045	**	8,288
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2050	**	882
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2055	**	3,440
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2060	**	1,230
*	Charles Schwab and Co., Inc.	Registered Investment Company - Money Market Fund	**	2,572
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Equity Inc FD Admiral	**	229,589
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strat Mod Grwth Fund I	**	1,178,295
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strategy Growth FD I	**	1,302,939
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard 500 Index FD Admiral	**	532,829
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strategy Income Fund I	**	428,417
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Lifestrat Consrv Grth Fd I	**	174,848
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Mid Cap Index Fund Signal	**	152,032
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Small Cap Index Admiral	**	96,884
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Total Bond Market Index Adm	**	107,020
* Represents party-in-interest transactions.		**Cost omitted for participant directed accounts.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Chief Financial Officer and Executive
Vice President
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 27, 2017

Index to Exhibits

Exhibit No. Under Item

601 of Regulation S-K                Description of Exhibit and Filing Information

23.1	Consent of Independent Registered Public Accounting Firm